UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 20, 2015

Commission File Number 1-10167

WESTPAC BANKING CORPORATION

(Translation of registrant’s name into English)

275 KENT STREET, SYDNEY, NEW SOUTH WALES 2000, AUSTRALIA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F              x                       Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Act of 1934.

Yes                                                 No                 x

If “Yes” is marked, indicate the file number assigned to the registrant in connection with
Rule 12g3-2(b):82-

Index to Exhibits

The information contained in this Report on Form 6-K, including the information contained in Exhibit No. 1, but excluding the information set forth in Exhibit No. 2, shall be incorporated by reference in the prospectus relating to the Registrant’s debt securities contained in the Registrant’s Registration Statement on Form F-3 (File No. 333-185478), as such prospectus may be amended or supplemented from time to time.

Westpac Group today released its December 2014 Pillar 3 Report, incorporating the requirements of APS 330.

In addition to these regular disclosures, the Group is also advising that it will adopt a new accounting treatment (consistent with emerging market practice) for the fair value of derivatives in its 1H15 results.

This change introduces a Funding Valuation Adjustment (FVA) to the fair valuation of derivatives which seeks to capture their funding cost or benefit.  The initial application of FVA is estimated to have a one-off negative impact of $125 million (pre-tax) on 1H15 revenues.  This item will reduce trading income and be reflected in the results of Westpac Institutional Bank.

The final impact of this change will depend upon market movements up until balance date of 31 March 2015.  This initial FVA charge, and all subsequent positive or negative FVA movements, will be included in cash earnings.

Index to Exhibits

Exhibit No.	Description

1	Westpac Banking Corporation Pillar 3 Report as at December 31, 2014: Incorporating the requirements of Australian Prudential Standard APS 330
2	Capital & asset quality update and a 1H15 accounting change

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WESTPAC BANKING CORPORATION
(Registrant)

Date: February 20, 2015	By:	/s/ Sean Crellin
Sean Crellin
Director, Legal